Exhibit 4.X

PROMISSORY NOTE

of

Battle Mountain Gold Inc. ("BMG")

FOR VALUE RECEIVED, BMG promises to pay to David Elliott of 200 Burrard Street, Suite 700, Vancouver, BC V6C 3L6 ("Lender") the amount of $50,000.00 (fifty thousand dollars) plus interest at the rate of 6% (six per cent) per annum calculated from September 22, 2014 until the date or dates of repayment on a non-compounding basis not in advance, on the demand of the Lender provided cash funds of $100,000.00 or more have been received by BMG from the proceeds of one or more equity issuances by BMG prior to the time of the demand by the Lender.

Executed this 22nd day of September, 2014 on behalf of BMG by:

/s/ "Ian Brown"

Ian Brown
Chief Financial Officer

(having the authority to bind BMG)

E-675